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AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 2, 2003

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NUMBER 3)

EXEGENICS INC.
(Name of subject company)

ELK ACQUISITION, INC.
A WHOLLY-OWNED SUBSIDIARY OF
AVI BIOPHARMA, INC.
(Names of filing person-offeror)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
SERIES A CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.01 PER SHARE
(Title of class of securities)

301610 (COMMON STOCK)
NONE (PREFERRED STOCK)
(Cusip number of securities)

DENIS R. BURGER, PH.D.
CHIEF EXECUTIVE OFFICER
AVI BIOPHARMA, INC.
ONE S.W. COLUMBIA, SUITE 1105, PORTLAND, OR 97258
(503) 227-0554
(Name, address, including zip code, and telephone number of person authorized to receive notices and communications on behalf of filing person)

WITH COPIES TO:

Francis R. Wheeler, Esq. Cooley Godward LLP 380 Interlocken Crescent, Suite 900 Broomfield, Colorado 80021 (720) 566-4000	Joel I. Papernik, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. 666 Third Avenue New York, New York 10017 (212) 935-3000

CALCULATION OF FILING FEE: Previously Paid

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $988	Filing Party: AVI BioPharma, Inc.
Form or Registration No.: SC TO-T	Date Filed: July 25, 2003
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

        This Final Amendment amends and supplements the Tender Offer Statement on Schedule TO, as amended, filed by Elk Acquisition, Inc. ("Merger Sub"), a wholly-owned subsidiary of AVI BioPharma, Inc., an Oregon corporation ("AVI BioPharma"), relating to the commencement of an offer through Merger Sub to exchange a portion of a share of common stock, par value $0.0001 per share, of AVI BioPharma (the "AVI BioPharma Shares") for each issued and outstanding share of common stock, par value $0.01 per share (the "eXegenics Common Stock"), of eXegenics Inc., a Delaware corporation ("eXegenics"), and a greater portion of an AVI BioPharma Share for each issued and outstanding share of Series A Convertible Preferred Stock, par value $0.01 per share, of eXegenics (the "eXegenics Preferred Stock"), as described in the Prospectus referenced below (the "Offer").

        The offer was made pursuant to an Agreement and Plan of Merger, dated as of July 16, 2003, by and among AVI BioPharma, Merger Sub and eXegenics (the "Merger Agreement") which contemplates the merger of Merger Sub with and into eXegenics (the "Merger"). AVI BioPharma has filed a registration statement with the Securities and Exchange Commission on Form S-4 relating to the AVI BioPharma Shares to be issued to stockholders of eXegenics in the Offer and the Merger, as amended (the "Registration Statement"). The terms and conditions of the Offer and the Merger are set forth in the prospectus which is a part of the Registration Statement (the "Prospectus"), and the related revised Common Stock Letter of Transmittal and revised Preferred Stock Letter of Transmittal (collectively, the "Letters of Transmittal"), which are Exhibits (a)(10), (a)(11) and (a)(12) hereto respectively. The Prospectus and the Letters of Transmittal, as each may be amended or supplemented from time to time, together constitute the "Offer."

        On August 11, 2003 AVI BioPharma announced the increase in the exchange ratios in the Offer, pursuant to which AVI BioPharma offered to exchange 0.123 of an AVI BioPharma Share for each share of eXegenics Common Stock and 0.185 of an AVI BioPharma share for each share of eXegenics Preferred Stock.

        The Offer expired at midnight New York City time on August 29, 2003. Based on information provided by the exchange agent for the Offer, approximately 2,811,291 shares of eXegenics Common Stock and 65,932 shares of eXegenics Preferred Stock were validly tendered during the offering period, including 104,832 shares of eXegenics Common Stock that were subject to notices of guaranteed delivery. These totals represent approximately 16.72% of the total outstanding shares of eXegenics Common Stock and 7.24% of the total outstanding shares of eXegenics Preferred Stock, or 16.83% of the total outstanding shares of capital stock, calculated on an as-converted basis. An insufficient number of shares of eXegenics capital stock were tendered pursuant to the Offer to satisfy the conditions of the Merger Agreement. On September 2, 2003, AVI BioPharma informed eXegenics of its termination of the Merger Agreement in accordance with its terms and its withdrawal of the Offer. Accordingly, AVI BioPharma will not accept for exchange the shares of eXegenics Common Stock and eXegenics Preferred Stock tendered pursuant to the Offer, and all such shares delivered to the exchange agent will be promptly returned.

ITEMS 1 THROUGH 11

        As permitted by General Instruction F to the Schedule TO, all of the information in the Prospectus and the related Letters of Transmittal, and any prospectus supplement or other supplement thereto related to the Offer filed with the Securities and Exchange Commission after the date hereof, is hereby incorporated by reference in answer to Items 1 through 11 of this Statement.

2

ITEM 11. ADDITIONAL INFORMATION

        Item 11 is hereby amended and supplemented as follows:

        On September 2, 2003, AVI BioPharma issued a press release announcing the termination of the Merger Agreement and the withdrawal of the Offer. The press release is contained in Exhibit (a)(16) of this Schedule TO and the information set forth in the press release is incorporated herein by reference.

ITEM 12. EXHIBITS.

Exhibit Number	Description
(a)(1)	Prospectus relating to the AVI BioPharma Shares to be issued in the Offer and the Merger (incorporated by reference from AVI BioPharma's Registration Statement on Form S-4 filed on July 25, 2003).*
(a)(2)	Form of Common Stock Letter of Transmittal (incorporated by reference from exhibit 99.1 to AVI BioPharma's Registration Statement on Form S-4 filed on July 25, 2003).*
(a)(3)	Form of Preferred Stock Letter of Transmittal (incorporated by reference from exhibit 99.2 to AVI BioPharma's Registration Statement on Form S-4 filed on July 25, 2003).*
(a)(4)	Form of Notice of Guaranteed Delivery (incorporated by reference from exhibit 99.3 to AVI BioPharma's Registration Statement on Form S-4 filed on July 25, 2003).*
(a)(5)
Form of Letter from Mellon Investor Services LLC to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference from exhibit 99.4 to AVI BioPharma's Registration Statement on Form S-4 filed on July 25, 2003).*
(a)(6)
Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients (incorporated by reference from exhibit 99.5 to AVI BioPharma's Registration Statement on Form S-4 filed on July 25, 2003).*
(a)(7)
Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference from exhibit 99.6 to AVI BioPharma's Registration Statement on Form S-4 filed on July 25, 2003).*
(a)(8)	Press release of AVI BioPharma, dated July 16, 2003 (included in AVI BioPharma's Form 425 filed July 16, 2003).*
(a)(9)	Press release of AVI BioPharma, dated August 11, 2003 (included in AVI BioPharma's Form 425 filed August 11, 2003).*
(a)(10)	Prospectus Supplement (incorporated by reference from AVI BioPharma's Amendment No. 1 to the Registration Statement on Form S-4 filed on August 15, 2003).*
(a)(11)
Form of Revised Common Stock Letter of Transmittal (incorporated by reference from exhibit 99.10 to AVI BioPharma's Amendment No. 1 to the Registration Statement on Form S-4 filed on August 15, 2003).*
(a)(12)
Form of Revised Preferred Stock Letter of Transmittal (incorporated by reference from exhibit 99.11 to AVI BioPharma's Amendment No. 1 to the Registration Statement on Form S-4 filed on August 15, 2003).*
(a)(13)	Form of Revised Notice of Guaranteed Delivery (incorporated by reference from exhibit 99.12 to AVI BioPharma's Amendment No. 1 to the Registration Statement on Form S-4 filed on August 15, 2003).*

3

(a)(14)
Form of Revised Letter from Mellon Investor Services LLC to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference from exhibit 99.8 to AVI BioPharma's Amendment No. 1 to the Registration Statement on Form S-4 filed on August 15, 2003).*
(a)(15)
Form of Revised Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients (incorporated by reference from exhibit 99.9 to AVI BioPharma's Amendment No. 1 to the Registration Statement on Form S-4 filed on August 15, 2003).*
(a)(16)	Press release of AVI BioPharma, dated September 2, 2003 (incorporated by reference to AVI BioPharma's Form 425 filed on September 2, 2003).
(d)(1)
Agreement and Plan of Merger dated as of July 16, 2003 among AVI BioPharma, eXegenics and Merger Sub (incorporated by reference from Exhibit 2.1 to AVI BioPharma's Registration Statement on Form S-4 filed July 25, 2003).*
(d)(2)
Form of Stockholder Agreement dated as of July 16, 2003 between AVI BioPharma and certain eXegenics stockholders (incorporated by reference from Exhibit 2.2 to AVI BioPharma's Registration Statement on Form S-4 filed July 25, 2003).*

*
Previously filed

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13e-3.

        Not applicable.

4

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 2, 2003	ELK ACQUISITION, INC.
	By:	/s/ MARK M. WEBBER
	Name:	Mark M. Webber
	Title:	Chief Financial Officer
AVI BIOPHARMA, INC.
	By:	/s/ MARK M. WEBBER
	Name:	Mark M. Webber
	Title:	Chief Financial Officer, Chief Information Officer

5

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)	Prospectus relating to the AVI BioPharma Shares to be issued in the Offer and the Merger (incorporated by reference from AVI BioPharma's Registration Statement on Form S-4 filed on July 25, 2003).*
(a)(2)	Form of Common Stock Letter of Transmittal (incorporated by reference from exhibit 99.1 to AVI BioPharma's Registration Statement on Form S-4 filed on July 25, 2003).*
(a)(3)	Form of Preferred Stock Letter of Transmittal (incorporated by reference from exhibit 99.2 to AVI BioPharma's Registration Statement on Form S-4 filed on July 25, 2003).*
(a)(4)	Form of Notice of Guaranteed Delivery (incorporated by reference from exhibit 99.3 to AVI BioPharma's Registration Statement on Form S-4 filed on July 25, 2003).*
(a)(5)
Form of Letter from Mellon Investor Services LLC to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference from exhibit 99.4 to AVI BioPharma's Registration Statement on Form S-4 filed on July 25, 2003).*
(a)(6)
Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients (incorporated by reference from exhibit 99.5 to AVI BioPharma's Registration Statement on Form S-4 filed on July 25, 2003).*
(a)(7)
Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference from exhibit 99.6 to AVI BioPharma's Registration Statement on Form S-4 filed on July 25, 2003).*
(a)(8)	Press release of AVI BioPharma, dated July 16, 2003 (included in AVI BioPharma's Form 425 filed July 16, 2003).*
(a)(9)	Press release of AVI BioPharma, dated August 11, 2003 (included in AVI BioPharma's Form 425 filed August 11, 2003).*
(a)(10)	Prospectus Supplement (incorporated by reference from AVI BioPharma's Amendment No. 1 to the Registration Statement on Form S-4 filed on August 15, 2003).*
(a)(11)
Form of Revised Common Stock Letter of Transmittal (incorporated by reference from exhibit 99.10 to AVI BioPharma's Amendment No. 1 to the Registration Statement on Form S-4 filed on August 15, 2003).*
(a)(12)
Form of Revised Preferred Stock Letter of Transmittal (incorporated by reference from exhibit 99.11 to AVI BioPharma's Amendment No. 1 to the Registration Statement on Form S-4 filed on August 15, 2003).*
(a)(13)	Form of Revised Notice of Guaranteed Delivery (incorporated by reference from exhibit 99.12 to AVI BioPharma's Amendment No. 1 to the Registration Statement on Form S-4 filed on August 15, 2003).*
(a)(14)
Form of Revised Letter from Mellon Investor Services LLC to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference from exhibit 99.8 to AVI BioPharma's Amendment No. 1 to the Registration Statement on Form S-4 filed on August 15, 2003).*
(a)(15)
Form of Revised Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients (incorporated by reference from exhibit 99.9 to AVI BioPharma's Amendment No. 1 to the Registration Statement on Form S-4 filed on August 15, 2003).*
(a)(16)	Press release of AVI BioPharma, dated September 2, 2003 (incorporated by reference to AVI BioPharma's Form 425 filed on September 2, 2003).

(d)(1)
Agreement and Plan of Merger dated as of July 16, 2003 among AVI BioPharma, eXegenics and Merger Sub (incorporated by reference from Exhibit 2.1 to AVI BioPharma's Registration Statement on Form S-4 filed July 25, 2003).*
(d)(2)
Form of Stockholder Agreement dated as of July 16, 2003 between AVI BioPharma and certain eXegenics stockholders (incorporated by reference from Exhibit 2.2 to AVI BioPharma's Registration Statement on Form S-4 filed July 25, 2003).*

*
Previously filed

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  ITEMS 1 THROUGH 11
  ITEM 11. ADDITIONAL INFORMATION
  ITEM 12. EXHIBITS.
  ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13e-3.
SIGNATURE
EXHIBIT INDEX